                                                                 EX-12

           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     (In Thousands, Except Ratios)

                                           Year Ended December 31
                                        ----------------------------
Earnings:                                2000(1)      1999       1998
                                         -------    -------   -------
 Net income(2)                           $41,048    $46,768   $43,542
   Income taxes                           24,832     26,427    25,035
   Fixed charges (see below)              20,469     20,371    21,166
   Less AFUDC funds borrowed             (1,817)    (2,508)   (1,465)
                                         -------    -------   -------
     Total adjusted earnings             $84,532    $91,058   $88,278
                                         -------    -------   -------
Fixed charges:
 Total interest expense                  $19,894    $19,766   $20,680
 Interest component of rents (3)             575        605       486
                                         -------    -------   -------
     Total fixed charges                 $20,469    $20,371   $21,166
                                         -------    -------   -------
Ratio of earnings to fixed charges           4.1        4.5       4.2
(4)
                                         =======    =======   =======


                                              Year Ended December 31
                                              ----------------------
Earnings:                                            1997        1996
                                                 --------   ---------
 Net income(2)                                    $45,363     $42,841
   Income taxes                                    27,259      24,035
   Fixed charges (see below)                       20,916      21,910
   Less AFUDC funds borrowed                        (797)       (445)
                                                 --------     -------
     Total adjusted earnings                      $92,741     $88,341
                                                  -------     -------
Fixed charges:
 Total interest expense                           $20,460     $21,472
 Interest component of rents (3)                      456         438
                                                  -------     -------
     Total fixed charges                          $20,916     $21,910
                                                  -------     -------
Ratio of earnings to fixed charges (4)                4.4         4.0
                                                  =======     =======



(1) Merger and integration related costs incurred for the year ended December 31,2000 totaled $14.1 million ($11.0 million after tax). These costs relate primarily to transaction costs, severance and other merger and acquisition integration activities. SIGECO's ratio of earnings to fixed charges for 2000 before merger and integration charges was 4.7.

(2) Net income, as defined, is before preferred dividend requirements

(3) One-third of rentals represents a reasonable approximation of the interest factor.

(4) The ratios shown above do not reflect the fixed charge component in SIGECO's power contract with OVEC. Inclusion of the component in the computation would not have a significant effect on the ratios.